John Hancock Funds II

601 Congress Street

Boston, MA  02210

April 20, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Brion Thompson

Re:       John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on March 31, 2010 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendments Nos. 30 and 31 (the “Amendments”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on February 12, 2010.  The purposes of the Amendments are to make annual updates to the Registration Statement with regards to certain existing series of the Trust (Amendment No. 30) and to register eleven new series of the Trust (the “New Funds”) (Amendment No. 31).  Set forth below is a summary of each comment followed by our response.

Amendment No. 31 (the New Funds Amendment)

Comment 1 – The investment objective of each Retirement Portfolio is to seek high total return until the fund’s target retirement date.   Please define “total return.”

Response – The following definition of “total return” will be added following each Retirement Portfolio’s stated investment objective:

“Total return, commonly understood as the combination of income and capital appreciation, includes interest, capital gains, dividends and distributions realized over a given period of time.”

Comment 2 – In the tables under “Fees and expenses” in the “Fund summary”, revise the description of the line items currently titled “Annual operating expenses,” “Total fund operating expenses,” and “Net fund operating expenses” to be consistent with the descriptions given in Item 3 of Form N-1A.

Response – The fee and expense tables will be revised as requested.

Comment 3 – The “Principal investment strategies” described in each Retirement Portfolio “Fund summary” is the same.  Be more specific about each Retirement Portfolio’s strategy as distinguished from the other Retirement Portfolios.

Response – Each Retirement Portfolio has an identical investment objective and asset allocation strategy that becomes increasingly conservative over time, and as a result each Retirement Portfolio’s investment strategy is substantially similar.  The primary difference in each Retirement Portfolio’s principal investment strategy is the extent to which its assets are invested in underlying funds that invest primarily in equity securities.  The prospectus will be revised to more clearly emphasize the differences between these allocations for each particular Retirement Portfolio and thereby distinguish this primary difference.

Comment 4 – The “Principal risks” section in each Retirement Portfolio “Fund summary” is the same and should be revised to reflect each Retirement Portfolio’s particular weighting in underlying funds that invest primarily in equity securities.

Response – The “Principal risks” section will be revised as requested to reflect the extent of each Retirement Portfolio’s particular weighting in underlying funds that invest primarily in equity securities.

Comment 5 – In the “Principal investment strategies” section, please describe the Retirement Portfolios’ assumptions about shareholders’ intentions regarding withdrawal at and after the target retirement date, as recommended by the Investment Company Institute Target Date Fund Disclosure Working Group’s “Principals to Enhance Understanding of Target Date Funds” dated June 18, 2009 (the “ICI Recommendations”).

Response – The prospectus will be revised to state that each Retirement Portfolio is designed for investors who anticipate re-evaluating their retirement allocation strategies at the target retirement date and that some may wish to re-allocate their investments.

Comment 6 – In the “Principal investment strategies” discussion regarding allocations in the designated retirement year, please explain each Retirement Portfolio’s investment strategy following the target date as it relates to the assumptions addressed in the prior comment, per the ICI Recommendations.  Will each Fund’s investment strategy become more conservative after the target date?

Response – Per the assumption described above that it is expected that investors may wish to re-allocate their investments after the target retirement date, the prospectus will be revised to state that in the designated retirement year the Fund is expected to have an allocation of 8% in underlying funds that invest primarily in equity securities and will maintain a static allocation of 8% in underlying funds that invest primarily in equity securities after the designated retirement year.

Comment 7 – In the “Principal risks” section, please add disclosure that there is no guarantee that a Retirement Portfolio will provide adequate income near, at, or through retirement.

Response – This requested disclosure will be added.

Comment 8 – In the “Principal risks” section, please distinguish each Retirement Portfolio’s risks based on its different allocations to underlying funds that invest primarily in equity securities.

Response – The prospectus will be revised as requested as described above in the responses to comments 3 and 4.

Comment 9 – In the “Principal risks” section, under “Industry or sector investing risk,” the disclosure discusses only sector risk.  Please explain why, or add industry risk.

Response – This disclosure will be revised to include industry risk.

Comment 10 – Why is there a description of short sales risk in the “Principal risks” section when short sales are not described as a principal investment strategy?

Response – While short sales are not a principal investment strategy of the Retirement Portfolios, short sales risk, similar to other underlying fund risks, is described as a principal risk of investing in the underlying funds because short sales risk may be a principal risk of certain underlying funds in which a Retirement Portfolio may invest.

Comment 11 – The “Taxes” section of each New Fund’s prospectus states that “[t]he fund’s distributions are taxable, and will be taxed as ordinary income and/or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.”  Please make it clear that, for shareholders in a tax-deferred arrangement, these distributions may still be taxable at a later date.

Response -- A statement will be added that these distributions may still be taxable at a later date for shareholders in a tax-deferred arrangement.

Comment 12 – Please revise the “Payments to broker-dealers and other financial intermediaries” section of each New Fund’s prospectus so that it conforms to the disclosure given in Item 8 of Form N-1A.

Response – This section will be revised as requested.

Comment 13 -- Please provide an example of the legend to be used on the New Funds’ summary prospectuses regarding the incorporation by reference to information in the statutory prospectus.

Response – The summary prospectus legend will state:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information both dated April 30, 2010 are incorporated by reference into this Summary Prospectus.

Comment 14 – In the “Fund details” section following the summary prospectus portion, please add all of the disclosures required by Item 9 of Form N-1A.

Response – This section has been revised to include all disclosures required by Item 9.

Amendment No. 30 (the Existing Series Amendment)

Comment 1 – Revise the prospectuses contained in Amendment No. 30 according to all relevant comments given on Amendment No. 31.

Response – All relevant comments given on Amendment No. 31 will be incorporated into the prospectuses contained in Amendment No. 30.

Comment 2 -- Please provide an example of the legend to be used with the summary prospectuses regarding the incorporation by reference to information in the statutory prospectus.

Response – The summary prospectus legend will state:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information both dated April 30, 2010 are incorporated by reference into this Summary Prospectus.

Comment 3 – In the footnote to the tables under “Fees and expenses” in the “Fund summary” describing the contractual expense limitation, state who may terminate the contract, under what circumstances and if it may be continued after April 30, 2011.

Response – This footnote will be revised to state that the contractual expense limitation “shall continue in effect until April 30, 2011 and thereafter until terminated or reduced by the investment adviser if the investment adviser determines at least that it is no longer needed because the fund is benefiting from economies of scale.”

Comment 4 -- Please confirm that any expense waivers incorporated into the “Expense example” tables are only taken into account for the first year.

Response – We confirm that any expense waivers incorporated into the “Expense example” tables are only taken into account for the first year.

Comment 5 – Revise the introductory paragraph to the “Past Performance” section of the prospectuses to add disclosure that the bar chart and table illustrate the variability of returns and thereby provide some indication of the risks of investing in the fund, as per Item 4(b)(2)(i) of Form N-1A.  Please also delete the sentences: “Calendar year total returns are shown only for Class A shares and would be different for other share classes;” and “All figures assume dividend reinvestment.”

Response – This paragraph will be revised as requested to be consistent with Item 4(b)(2)(i) of Form N-1A.

Comment 6 – Delete the first sentence under the “After tax returns” paragraph: “These are shown only for Class A shares and would be different for other classes.”

Response – This sentence will be deleted as requested.

Comment 7 – In the footnote below the “Average annual total returns” table, please clarify that the individual indices are replacing the previous blended benchmark index as the primary benchmark indices and describe each index.

Response – The footnote will be revised as requested.

Comment 8 – Is Deutsche Investment Management Americas, Inc. a subadviser pursuant to a subadvisory agreement?  If not, please remove it from the summary prospectus.

Response -- Deutsche Investment Management Americas, Inc. is a subadviser to the Lifestyle Portfolios pursuant to a subadvisory agreement.

Comment 9 – Please add the missing ticker symbol on the cover page of the Lifestyle Income Portfolio Class I prospectus.

Response – Because this Fund is no longer scheduled to be launched, this Class I prospectus will be removed along with all other Lifestyle Income Portfolio prospectuses and other references to this Fund.  No other Fund in this Amendment has a Class I prospectus.

Comment 10 – Because footnote 2 under the “Annual operating expenses” table of the Retirement Distribution Portfolio and Retirement Rising Distribution Portfolio prospectuses references both expense reimbursements and expense waivers, the line item in the table above should also reference both expense waivers and reimbursements.

Response – This table and footnote will be revised to clarify that they refer only to expense reimbursements.

Comment 11 – Because the “Principal investment strategies” section of the Retirement Distribution Portfolio and Retirement Rising Distribution Portfolio prospectuses references the use of derivatives, the “Principal risks” section should disclose derivatives risk.

Response – The “Principal risks” section of these prospectuses discloses “Derivatives risk” as a risk of investing in the fund of funds and “Hedging, derivatives and other strategic transactions risk” as a risk of investing in the underlying funds.

Comment 12 – On page 3 of the Statement of Additional Information (the “SAI”), it states that the investment objective and policies of the Funds may be changed without shareholder approval.  Please add this to the prospectuses per Item 9 of Form N-1A.

Response – The requested change will be made.

Comment 13 – On page 109 of the SAI, please describe the basis for determining the bonuses of portfolio managers of MFC Global Investment Management (U.S.A.) Limited (“MFC USA”) as it pertains to the performance of the Funds.

Response – As noted in the SAI, the Funds’ portfolio managers do not receive compensation from MFC USA.  The SAI will be revised to describe that the portfolio managers are also officers of the Funds’ investment adviser and are compensated with fixed salaries, performance based bonuses and participation in equity ownership by the investment adviser based upon their seniority and roles within the investment adviser’s organization and not based upon the performance of or the value of assets held by the Funds.

______________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendments;

-          Staff comments or changes to disclosure in response to staff comments on the Amendments do not foreclose the SEC from taking any action with respect to the Amendments; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary